UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

20170029

January 18, 2017

C. Alex Bahn
Hogan Lovells US LLP
alex.bahn@hoganlovells.com

Re: The Coca-Cola Company
Incoming letter dated December 19, 2016

Dear Mr. Bahn:

This is in response to your letter dated December 19, 2016 concerning the shareholder proposal submitted to Coca-Cola by Holy Land Principles, Inc. We also have received a letter on the proponent's behalf dated January 12, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Paul M. Neuhauser
pmneuhauser@aol.com

January 18, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 19, 2016

The proposal requests that the company prepare a report consisting of "[a] chart of employees in Palestine/Israel identifying the number who are Arab and non-Arab broken down by the nine EEO-1 job categories for each of the past three years."

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(i)(12)(i). In this regard, we note that a proposal dealing with substantially the same subject matter was included in Coca-Cola's proxy materials for a meeting held in 2016 and that the 2016 proposal received 2.20 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(i). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Coca-Cola relies.

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 12, 2017

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Matt McNair, Esq
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted to The Coca-Cola Company

Dear Sir/Madam:

I have been asked by Holy Land Principles, Inc. (hereinafter referred to as the "Proponent"), which is the beneficial owner of shares of common stock of The Coca-Cola Company (hereinafter referred to either as "Coke" or the "Company"), and which has submitted a shareholder proposal to Coke, to respond to the letter dated December 19, 2016, in which Coke contends that the Proponent's shareholder proposal may be excluded from the Company's year 2017 proxy statement by virtue of Rules 14a-8(i)(12) and 14a-8(i)(5).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder

proposal must be included in Coke's year 2017 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponent's shareholder proposal requests the Company to prepare and disclose a "chart of employees in Palestine/Israel identifying the number who are Arab and non-Arab broken down by the nine EEO-1 job categories for each of the past three years".

RULE 14a-8(i)(12)

We are quite in agreement with the general principles applicable to Rule 14a-8(i)(12) as set forth in the first two paragraphs of Subpart A of the section of the Company's letter dealing with Rule (i)(12). We would, however, note that whether a proposal deals with substantially the same subject matter is wholly dependent on the facts of each situation and therefore a letter dealing with two proposals concerning raising pigs in crates has little probative value in considering the applicability of (i)(12) to proposals concerning discrimination in employment.

We note, moreover, that in addition to the language quoted by the Company, the 1983 Release also stated:

> [A]n appropriate response to counter the abuse . . . by certain proponents who make *minor changes* in proposals each year . . . . [Emphasis supplied.]

All of the letters cited by the Company on pages 3-4 and 5-6 are of the minor change variety. Indeed, this is readily apparent simply by reading the Company's own description of the letters. *Medtronic Inc*. concerned two proposals designed to halt/discourage certain charitable contributions by the registrant. *Abbott Laboratories* and *Barr Pharmaceuticals, Inc*. concerned two proposals to cease (or reduce) animal testing of products and *Bristol-Myers Squibb Co* involved two proposals on price restraint concerning the registrant's drugs. *Saks Inc*. involved two proposals on establishing labor standards. In *Tyson* both proposals aimed to end the raising pigs in crates. In contrast, to the letters cited by Coke, when there is a significant change in the second proposal, it is not deemed to deal with substantially the same subject matter, even though it is motivated by the same

concerns. See, e.g., *Chevron Corp.* (Feb. 29, 2000); *Loews Corp*. (Feb. 22, 1999); *Chevron* Corp (Feb. 11, 1998); *American Brands, Inc.* (Jan. 6, 1995).

In each of the letters cited by the Company, none of which dealt with discrimination in employment, there was, at most, a *minor change* in the subsequent proposal. In contrast, proposals dealing with disclosure of EEO-1 type data have not been deemed to be substantially the same as other proposals concerning possible discrimination in the registrant's work force. *Wal-Mart Stores, Inc.* (April 3, 2002); *Wal-Mart Stores, Inc*. (April 11, 2000). See also *Christ-Craft Industries* (February 12, 1997). In each of the *Wal-Mart* letters, the question was whether a request for EEO-1 data was substantially the same as a request for "glass ceiling" data. In each instance the Staff replied that the two proposals were not substantially the same. *A fortiori*, a request for EEO-1 data is not substantially the same as a request that the registrant adopt general ant-discrimination policies.

Furthermore, even the purported parallels listed on page 4-5 of Coke's letter do not hold water. The Proponent's shareholder proposal asks for data on Arabs and non-Arabs.   The earlier proposal referred to "underrepresented employee groups". This could include such Israeli groups as the Druze, Christians of varying denominations (Roman Catholic, Eastern Orthodox, Armenian), Ethiopian Jews (who are not recognized as such by the Orthodox Jews), non-Orthodox Jews, Cirassians (non-Arab Muslims) etc. Consequently, the two proposals are NOT parallel. Furthermore, since the remaining purported parallels are merely references to "fair employment" and a desire for peace in the Holy Land, such generic aspirations for societal goods can hardly be deemed to show that the two proposals cover substantially the same subject matter. Finally, the Company has factually misrepresented the request made in the 2016 proposal. That proposal did NOT, as claimed by Coke, "request the reporting of the racial, ethnic or religious identity of the Company's employees". No such reporting was requested.

For all of the foregoing reasons, we believe that the Company has failed to carry its burden of proving that the Proponent's shareholder proposal covers substantially the same subject matter as the 2016 proposal.

RULE 14a-8(i)(5)

Two years ago the identical argument was made concerning a shareholder proposal to adopt the employment principles imbedded in the Holy Land Principles. That argument quite properly rejected by the Staff. *Corning Incorporated* (February 11, 2015) and should equally be rejected in the instant case.

On behalf of the proponent in that instance, the undersigned submitted the following argument:

BACKGROUND

It is extensively reported that there is widespread discrimination in employment in Israel. But rather than cite the numerous reports and studies available on the internet, it is more than sufficient to quote from the most recent (2013) United States Department of State Country Reports on Human Rights Practices (the "Report"). The Executive Summary of the human rights report on Israel notes that "[o]ther human rights problems included institutional and societal discrimination against non-Orthodox Jews and some minority religious groups".

This conclusion is fleshed out in the detailed subsection of the full report entitled "National/Racial/Ethnic Minorities" which is a subsection of Section 6 of the Report ("Discrimination, Societal Abuses and Trafficking in Persons"). That subsection begins as follows: "Arab citizens faced institutional and societal discrimination."

As far as discrimination in employment is concerned, the State Department Human Rights report stated:

A June 2012 report published by the [Israeli] Prime Minister's Office stated that 22 percent of employers indicated that they discriminated against Arab applicants in the hiring process.

The Report also noted that the government itself was attempting to counter the widespread employment discrimination by establishing "affirmative action policies for Arabs and Druze in the civil service".

The Report also notes that most Arab citizens are exempt from mandatory military service, but that "[c]itizens who do not perform military service enjoyed fewer societal and economic benefits and sometimes were discriminated against in hiring practices". In addition, they "generally were ineligible to work in companies with defense contracts or in security-related fields if they had not served in the military”.

Elsewhere in Section 6 (in the subsection entitled "Women"), it was noted that "Women's salaries averaged 66 percent of men's in 2012, according to government statistics."

In short, it can safely be asserted that there is widespread employment discrimination against Arabs and others in Israel, despite official government policy to the contrary.

Rule 14a-8(i)(5)

The Holy Land Principles are modeled on, and very closely resemble, the McBride Principles which concerned religious discrimination in Northern Ireland and were the subject of numerous shareholder proposals prior to the political settlement in that country. In a large number of cases, registrants attempted to keep these shareholder proposals off their proxy statements on the grounds that their Northern Ireland operations "related to less than 5%" of their economic activities. Such attempts were almost universally unsuccessful since the proposals were "otherwise significantly related to the company's business". Mobil Corporation (February 7, 1990) ("The Division is unable to concur in your view as to the applicability of rule 14a-8(c)(5). In arriving at this position, the staff has particularly noted that while the subject matter of the proposal relates to an arguably economically insignificant portion of the Company's business, the issues raised by the proposal (inter alia, equal opportunity and employment practices) indicate that the proposal is otherwise significantly related to the Company's business. Accordingly, we do not believe the Company may rely on rule 14a-8(c) (5) as a basis to omit the proposal."); Fruehauf Corporation (February 3, 1989) (identical language used by the Staff) , affirmed on reconsideration, Fruehauf Corporation (February 24, 1989); The TJX Companies, Inc. (April 1, 1999) ("the issues raised in the proposal, including employment discrimination, appear to involve matters that are otherwise significantly related to TJX's business"); Toys "R" Us, Inc. (April 8, 1999) (same Staff phraseology); V.F. Corporation (January 8, 1986). See also Sonoco Products Corporation (February 22, 1989) (non-McBride proposal to review "company's equal employment policy and practices", "plant locations" and "ways to increase the number of jobs and the minority representation at the plants" in Northern Ireland); Security Pacific Corporation (January 30, 1990) (same); V.F. Corporation (February 19, 1987 (same); The Boeing Company (February 8, 1989); The Boeing Company (February 19, 1987). Similarly, shareholder proposals concerning the Sullivan Principles in South Africa could not be excluded under (i)(5)'s predecessor, (c)(5). See, e.g. Hughes Tool Company (January 13, 1986); Oak Industries (April 5, 1985).

In the instant case, the Proponent's shareholder proposal, like the McBride proposals, concerns equal employment opportunity and discrimination in employment in a nation where (as shown in the "Background" section, above) there is widespread discrimination in employment based on religion and ethnic origin.

In addition, as in the McBride situation, there is widespread violence between two religions. We believe that it is unnecessary to fully document this assertion, as there are constant reports of such violence in the press. For example, on the web pages of the New York Times it is possible to obtain a chronological list of stories concerning Israel carried in that paper. (topics.nytimes.com/news/international/countriesandterritories) An examination of that list shows the following items in the past five weeks:

Dec 30: Palestinian teenager shot and killed by Israeli military in connection with group throwing rocks.

Dec 26: Eleven year old Israeli girl seriously injured by firebomb.
Dec 25: Sniper attack at Gaza border results in death of one Palestinian militant and wounding of Israeli soldier.
Dec 20: Rocket attack on Israel from Gaza results in Israeli airstrike.
Dec 17: Israel police arrest ten members of Jewish extremist group for incitement of violence against Arabs; three had earlier been charged with arson.
Dec 17: Clashes in connection with a military operation result in shooting of one Palestinian and wounding of another.
Dec 15: Israeli police say fire at mosque was due to electrical fault; Palestinians claim it was arson by Jewish extremists.
Dec 13: Palestinian man throws acid on six Israelis; he is shot and wounded by Israeli passer-by.
Dec 12 and Dec 11 (two articles): Prominent Palestinian Authority dies after inhaling tear gas and being shoved and struck in the chest at demonstration; Israeli pathologist says he died of heart attack caused by stress; Palestinian pathologist says died as a result of violence and not from natural causes.
Dec 10: Israelis charge man with illegal weapons possession, saying he intended terrorist attacks on Islamic holy sites.
Dec 7: Israeli military orders eight additional criminal investigations into conduct of its forces in Gaza war.
Dec 4: Palestinian teenager shot and wounded after stabbing two Israelis at supermarket.
Dec 2: Palestinian woman shot and wounded after stabbing Israeli.
Nov 29: Two Palestinian demonstrators shot and wounded.
Nov 28: Israel accuses Hamas of planning terrorist attacks.
Nov 25: Three Arabs arrested for stabbing two Jews in Jerusalem.

Some other notable examples of recent inter-religious violence include an attack in November by two Palestinians on a synagogue in Jerusalem that killed four worshipers and wounded several others. The Palestinians were shot after killing a policeman. On October 22 a Palestinian drove his car into a crowd killing a three month old baby and a woman and a couple of weeks later another Palestinian drove his car into a crowd, killing one and wounding thirteen. Earlier, in August, a Palestinian rammed a bus, killing one and injuring five. Similarly, Jews have attacked Palestinians who have been traveling or walking in Jerusalem.

The latest Gaza war was set off after the revenge kidnapping and burning alive of an Arab in July after three Israeli teenagers had been kidnapped and killed in late June. There followed rocket attacks into Israel from Gaza, and then attacks on Gaza by the Israeli military. Eventually, according to the BBC, there were 5,226 Israeli airstrikes and 4,591 rockets fired on Israel from Gaza; and in fifty days of fighting, 2,104 Gazans and 73 Israeli were killed, 10,224 Gazans injured and 475,000 displaced with 17,200 homes destroyed or severely damaged. (www.bbc.com/news/world-middle east-28252155.)

Finally, there is widespread concern about human rights. Although the country of Israel itself is usually considered to have a relatively good record on human rights (see, e.g., Freedom House ranking or the Economist's Intelligence Unit's rankings), there has been worldwide human rights condemnation about its activities in the Occupied Territories of the West bank and its blockade

of Gaza. Thus the Executive Summary of the State Department's Human Rights Report on the Occupied territories states:

Human rights problems related to Israeli authorities included reports of excessive use of force against civilians, including killings; abuse of Palestinian detainees, particularly during arrest and interrogation; austere and overcrowded detention facilities; improper use of security detention procedures; demolition and confiscation of Palestinian property; limitations on freedom of expression, assembly, and association; and severe restrictions on Palestinians' internal and external freedom of movement. Violence by settlers against the Palestinian population continued to be a problem, as did inconsistent punishment of these acts by Israeli authorities. The IDF [Israeli Defense Force] maintained restrictions on movement into and out of the Gaza Strip and largely limited the travel of Palestinians out of Gaza to humanitarian cases, in addition to some business travelers.

As a result of the continued Israeli harsh occupation of the West Bank and its blockade of Gaza, the continued presence of American companies in Israel has become controversial. The June 21, 2014, edition of The New York Times reported that the Presbyterian Church has voted to divest from certain companies doing business with Israel and that in doing so it joined other churches, including The Mennonite Central Committee, the Quakers and the pension board of the United Methodist Church. Wikipedia report a widespread worldwide campaign, endorsed by Archbishop Desmond Tutu, who had led the campaign against apartheid in South Africa, to divest from companies involved with Israel. Wikipedia also reported on a concomitant boycott campaign, as well as the fact that the Church of England has voted to divest from Israel. (http://en.wikipedia.org/wiki/Divestment_from_Israel.

We therefore believe that the Holy Land Principles, just as did the McBride Principles, raise issues that are "otherwise significantly related to the company's business" when that company operates not only in a discriminatory environment, but also one that is highly controversial for the reasons set forth above.

It is therefore not surprising that the Staff rejected a registrant's attempt to exclude a proposal calling for reductions in its investments in Israel, refusing to apply Rule 14a-8(i)(5) when the company had clearly met that subsection's economic test, thus finding that the proposal was otherwise significantly related to its business. Bank of America Corporation (January 12, 2007). The letters cited by the Company are not contrary to the Bank of America letter since each of them is readily distinguishable. Thus, in American Telephone and Telegraph Co. (January 30, 1992) the Staff rejected the shareholder proposal on the explicit ground that, in the Staffs words, "the policy issue raised by the proposal, Israel's treatment of Palestinians, is not significant, and in fact is not related, to the Company's business". In contrast, the Proponent's proposal concerns the employment practices of Coming, a policy issue directly related to Coming, and not Israel's treatment of Palestinians. Similarly, in Motorola, Inc. (December 22, 1994),the Staff rejected the shareholder proposal on the explicit grounds that, in the Staffs words, "the policy issue raised by the proposal, Israeli settlements in the Occupied Territories, is not otherwise significantly related to the Company's business." In contrast, the Proponent's proposal concerns the employment practices of Coming, a policy issue directly related to Coming, and not to Israeli settlements in the Occupied Territories. Finally, in Hewlett-Packard Company (December 9, 2002), the

proposal at issue requested, inter alia, that the registrant send letters to the Prime Minister of Israel and to the leaders of the Israeli Parliament objecting to Israel's violation of human rights standards and U.N. resolutions. It is therefore clear that the thrust of the proposal was a protest against the state of Israel's alleged failure to comply with international norms. In contrast, the Proponent's proposal concerns the employment practices of Corning.

We believe that the final paragraph of the quotation more than adequately distinguishes the no-action letters cited by the company.

It should further be noted, and we believe that the Staff can take judicial notice of the fact, that in the two years subsequent to the *Corning* no-action request denial the ambient conditions in Israel/Palestine have only further deteriorated.

For the foregoing reasons, we believe that the Company has failed to carry its burden of proving that the Proponent's shareholder proposal is excludable by virtue of Rule 14a-8(i)(5).

In conclusion, we request that the Staff inform the Company that the SEC Proxy Rules require denial of the company's no-action letter request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number and mail and email addresses appear on the letterhead.

Very truly yours,

Paul M. Neuhauser

cc: C. Alex Bahn
Fr. Sean McManus

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
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www.hoganlovells.com

Rule 14a-8(i)(5)
Rule 14a-8(i)(12)

December 19, 2016

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: The Coca-Cola Company - Shareowner Proposal Submitted by Holy Land Principles, Inc.

Dear Ladies and Gentlemen:

On behalf of The Coca-Cola Company (the "***Company***"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "***Commission***") of the Company's intention to exclude from its proxy materials for its 2017 annual meeting of shareholders (the "***2017 Proxy Materials***") a shareowner proposal and statement in support thereof (the "***Proposal***") submitted by Holy Land Principles, Inc. (the "***Proponent***"). We also request confirmation that the Staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company omits the Proposal from its 2017 Proxy Materials for the reasons discussed below.

A copy of the Proposal and related correspondence from the Proponent is attached hereto as *Exhibit A*.

In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("***SLB No. 14D***"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the Staff.

Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

The Company currently intends to file its definitive 2017 Proxy Materials with the Commission on or about March 9, 2017.

THE PROPOSAL

The Proposal requests that the Company's shareowners approve the following:

WHEREAS, Coca-Cola Company has operations in Israel/Palestine;

WHEREAS, achieving a lasting peace in the Holy Land-with security for Israel and justice for Palestinians-requires fairness in all aspects of society;

WHEREAS, although not all aspects of fairness can be immediately achieved in the current circumstances, we believe that it is possible at this time to achieve greater fairness in employment practices;

We believe that it is desirable for Coca-Cola to disclose the breakdown of its workforce there using the nine job categories which are utilized in the U.S. Department of Labor's EE0-1 Report (Equal Employment Opportunity): 1. Officials and managers; 2. Professionals; 3. Technicians; 4. Sales; 5. Office and clerical; 6. Craft Workers (skilled); 7. Operatives (semiskilled); 8. Laborers (unskilled); 9. Service workers.

THEREFORE, BE IT RESOLVED that the shareholders request Coca-Cola to prepare a report within four months of the annual meeting, at reasonable cost and omitting proprietary information, covering the following: A chart of employees in Palestine/Israel identifying the number who are Arab and non-Arab broken down by the nine EE0-1 job categories for each of the past three years.

BASES FOR EXCLUSION OF THE PROPOSAL

We request that the Staff concur that the Company may exclude the Proposal pursuant to:

- Rule 14a-8(i)(12)(i) because the Proposal deals with substantially the same subject matter as another proposal that has been previously included in the Company's proxy materials within the preceding five calendar years, and that did not receive the support necessary for resubmission; and

- Rule 14a-8(i)(5) because the Proposal relates to operations which account for less than five percent of the Company's total assets at the end of its most recent fiscal year, for less than five percent of its net earnings and gross sales for its most recent fiscal year and is not otherwise significantly related to the company's business.

I. Rule 14a-8(i)(12)(i) – The Proposal Deals With Substantially the Same Subject Matter as a Shareholder Proposal that Was Included in the Company's 2016 Proxy Materials, and that Did Not Receive the Support Necessary for Resubmission

A. Rule 14a-8(i)(12)(i)

Rule 14a-8(i)(12)(i) permits a company to omit a shareholder proposal from its proxy materials if it deals with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" and the most recent proposal received "[l]ess than 3% of the vote if proposed once within the preceding 5 calendar years."

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the shareholder proposals deal with "substantially the same subject matter" does not mean the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason and meaning of the revision in the Exchange Act Release No. 20091 (Aug. 16, 1983), stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

When considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals rather than on the specific language or corporate action proposed to be taken. Therefore, the Staff has concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying issues with a prior proposal, even if the proposals recommended that the company take different actions. For example, in *Medtronic Inc.* (avail. Jun. 2, 2005), the Staff concurred that a proposal requesting that the company list all of its political and charitable contributions on its website was excludable as it dealt with substantially the same subject matter as a prior proposal requesting that the company cease making charitable

contributions. Similarly, in *Saks Inc.* (avail. Mar. 1, 2004), a proposal requesting the company's board of directors to implement a code of conduct based on International Labor Organization standards as well as establish an independent monitoring process and annually report on adherence to such code, was excludable as the proposal dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism. *See also Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (concurring with exclusion of a proposal requesting the board of directors to review pricing and marketing policies and prepare a report on how the company would respond to pressure to increase access to prescription drugs as it dealt with substantially the same subject matter as a prior proposal requesting the creation and implementation of a policy of price restraint on pharmaceutical products); *Barr Pharmaceuticals, Inc.* (avail. Sept. 25, 2006) (concurring with exclusion of a proposal requesting adoption of an animal welfare policy to reduce the number of research animals and implement acceptable standards of care because it was substantially similar to a prior proposal requesting that the company commit to non-animal testing methods and petition government agencies to accept the results of such tests).

B. The Proposal Deals With Substantially the Same Subject Matter as a Proposal that was Previously Included in the Company Proxy Materials Within the Preceding Five Calendar Years

The Company has, within the past five years, included in its proxy materials a shareholder proposal that raises the same substantive concerns and relates to "substantially the same subject matter" as the Proposal, namely "fair employment" practices in the Israeli and Palestinian geographies. The Company included a shareholder proposal submitted by the Proponent in its 2016 proxy materials, filed with the SEC on March 10, 2016 (the "***Prior Proposal***"), attached hereto as *Exhibit B*. In the Prior Proposal, the Proponent requested that the Company's Board of Directors "[make] all possible lawful efforts to implement and/or increase activity on each of the eight Holy Land Principles." According to the Proponent, these Holy Land Principles are "equal opportunity employment principles to serve as guidelines for corporations in Palestine-Israel."

The Proposal and Prior Proposal share the same substantive concern—equal opportunity employment and fair employment practices among Israelis and Palestinians—even though the two proposals request different actions. The following examples demonstrate that the Proposal and the Prior Proposal seek a substantially similar goal—fair employment practices within the Israeli and Palestinian geographies:

- The "whereas" clauses in the Proposal and the Prior Proposal express an identical goal: "achieving a lasting peace in the Holy Land – with security for Israel and justice for Palestinians." Both proposals are unequivocal in how the Company can support this goal—through fair employment practices among Israelis and Palestinians. In the Proposal, the Proponent asserts its belief that "it is possible at this time to achieve greater fairness in employment practices." In the Prior Proposal, the Proponent states that "fair

employment should be the hallmark" of an American company and "is a requisite for any just society."

- The requested action in both proposals concerns implementation of fair hiring practices to achieve the aforementioned goal. In the Proposal, the Proponent requests an analysis of the Company's workforce by ethnicity, the implicit reason being to provide information with which the Company could structure equal opportunity employment programs. In the Prior Proposal, the Proponent requested "a set of equal opportunity employment principles," to ensure the Company practices fair employment standards.

- Both the Proposal and the Prior Proposal request the reporting of the racial, ethnic or religious identity of the Company's employees in the Israeli and Palestinian geographies. The Proposal requests the Company to prepare a report on "employees in Palestine/Israel identifying the number who are Arab and non-Arab broken down by the nine EEO-1 job categories for each of the past three years." The Prior Proposal seeks the implementation of each of the eight Holy Land Principles, one of which is to "identify underrepresented employee groups and initiate active recruitment efforts to increase the number of underrepresented employees." Another Holy Land Principle would require "[d]evelop[ing] training programs that will prepare substantial numbers of current minority employees for skilled jobs, including . . . programs to train, upgrade and improve the skills of minority employees." Each proposal would therefore require the Company to obtain and utilize information about the ethnic or religious makeup of its workforce.

- The supporting statements in both the Proposal and the Prior Proposal reflect the Proponent's belief that the adoption of the requested actions would demonstrate the Company's commitment to equal opportunity employment. The supporting statement in the Proposal states the Proponent's belief that providing the requested report would "demonstrate that **Coca-Cola** practices fair employment practices." The supporting statement in the Prior Proposal states the Proponent's belief that implementation of the Holy Land Principles by the Company will demonstrate concern for "equality of opportunity in its international operations."

Although the Proposal requests the Company to prepare a report disclosing certain employment information, as opposed to the Prior Proposal's request for the Company to implement the Holy Land Principles, the fact is that the proposals seek to address the exact same subject matter. The Staff has previously allowed exclusion of proposals requesting reports dealing with a particular subject matter for being substantially similar to proposals directly dealing with the same subject matter. *See, e.g., Tyson Foods, Inc.* (avail. Oct. 22, 2010) (concurring with exclusion of a proposal requesting a report detailing the company's progress on moving away from purchasing pigs that were bred using gestation crates as it dealt with substantially the same subject matter as a prior proposal requesting that the company phase out

the use of pig gestation crates in its supply chain); *Abbott Laboratories* (avail. Feb. 5, 2007) (concurring with exclusion of a proposal requesting a report on the feasibility of using non-animal methods as it dealt with substantially the same subject matter as a prior proposal requesting, in part, that the company cease conducting animal-based tests to study skin conditions and commit to replacing such tests with non-animal methods).

Accordingly, both the Proposal and the Prior Proposal address substantially the same subject matter.

C. The Proposal Included in the Company's 2016 Proxy Materials Did Not Receive the Shareowner Support Necessary to Permit Resubmission

As reported in the Company's Current Report on Form 8-K filed with the SEC on April 27, 2016, which is attached hereto as *Exhibit C*, the Prior Proposal received 2.20% of the votes cast at the Company's 2016 Annual Meeting of Shareowners (as calculated in accordance with *Staff Legal Bulletin No. 14,* Question F.4 (July 13, 2001)). For purposes of this calculation, the Prior Proposal received 67,414,643 "for" votes and 2,991,025,109 "against" votes. Abstentions and broker non-votes were not included for purposes of this calculation. Therefore, the vote on the Prior Proposal failed to meet the 3% threshold specified in Rule 14a-8(i)(12)(i) at the 2016 Annual Meeting of Shareowners.

Accordingly, the Company may exclude the Proposal from its 2017 Proxy Materials under Rule 14a-8(i)(12)(i) because it deals with substantially the same subject matter as the Prior Proposal, and the Prior Proposal did not receive the necessary shareowner support to permit resubmission.

II. Rule 14a-8(i)(5) – The Proposal Relates to Operations Which Account for Less Than Five Percent of the Company's Total Assets, Net Earnings, and Gross Sales and is Not Otherwise Significantly Related to the Company's Business

Rule 14a-8(i)(5) allows a company to exclude for lack of relevance a proposal that relates to operations which (i) account for less than five percent of the company's total assets at the end of its most recent fiscal year, (ii) account for less than five percent of its net earnings and gross sales for its most recent fiscal year, and (iii) is not otherwise significantly related to the company's business. For the Company's most recently completed fiscal year (ended December 31, 2015), the Company's operations in the Israeli and Palestinian geographies accounted for substantially less than 5% of gross sales, net earnings and total assets. Additionally, the Company's workforce in the Israeli and Palestinian geographies consists of approximately 0.004% of the Company's worldwide employees.

The Staff has previously allowed the exclusion under Rule 14a-8(i)(5) of proposals relating to Israeli political questions where the relevant thresholds were not met and the matters

were not otherwise significantly related to the company's business. For example, in *Hewlett-Packard Corporation* (avail. Jan 7, 2003), the proposal requested that the company relocate or close its offices in Israel, divest itself of any land owned in Israel and send a letter regarding Israel's violations of U.N. resolutions and international human rights standards. The Staff permitted exclusion of the proposal, as the company's operations that related to Israel accounted for less than one percent of its assets at the end of its most recent fiscal year, under 3.5% of its net earnings (net loss) for its most recent fiscal year and approximately 0.1 % of its net revenues for its most recent fiscal year, and the proposal was not "otherwise significantly related to Hewlett-Packard's business." *See also American Telephone and Telegraph Co.* (avail. Jan. 30, 1992) (permitting exclusion of a proposal requesting the company phase out sales of company products to the state of Israel and Israeli businesses when the company's operations in Israel were not significant); *Motorola, Inc.* (avail. Feb. 21, 1995) (permitting exclusion of a proposal requesting the company prohibit the sale of products or provision of services in the "Occupied Territories" where Israeli settlements existed, where the company satisfied the economic tests and the policy issue was not "significantly related to the [c]ompany's business").

The Proposal here also relates to matters that are not significantly related to the Company's business. While the Company supports peaceable initiatives and fair employment practices generally, preparation of a chart that separates employees into different categories, including Arab and non-Arab, is not relevant to the Company's business and, in our view, will not further the Proponent's objectives of achieving lasting peace and fair employment in the Israeli and Palestinian geographies. As in the prior proposals referenced above, the Proposal does not present a significant connection between the Company's *de minimis* operations in Israel and the Company's business as a whole.

For these reasons, the Proposal may be excluded under Rule 14a-8(i)(5).

CONCLUSION

For the reasons discussed above, the Company believes that it may omit the Proposal and supporting statement from its 2017 Proxy Materials in reliance on Rules 14a-8(i)(12) and 14a-8(i)(5).

We respectfully request that the Staff concur with the Company's view and confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal and supporting statement from its 2017 Proxy Materials.

If you have any questions or need additional information, please feel free to contact me at (202) 637-6832. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at alex.bahn@hoganlovells.com and by fax at (202) 637-5910.

Sincerely,

C. Alex Bahn

Enclosures

cc: Jennifer Manning (The Coca-Cola Company)
Mark E. Preisinger (The Coca-Cola Company)
Jane Kamenz (The Coca-Cola Company)
Barbara J. Flaherty (Holy Land Principles, Inc.)
Fr. Sean McManus (Holy Land Principles, Inc.)

Exhibit A

Copy of the Proposal and Supporting Statement and Related Correspondence

Holy Land Principles

American principles following American investment

President, Fr. Sean Mc Manus ♦ Executive Vice President, Barbara J. Flaherty

Corporate Secretary
Coca-Cola Company
P.O. Box 1734
Atlanta, Georgia 30301

June 28, 2016

SENT VIA USPS OVERNIGHT EXPRESS MAIL, FAX AND EMAIL

Dear Secretary,

We are the two executive officers of Holy Land Principles, Inc. who are duly authorized to act on its behalf. Holy Land Principles, Inc. owns over $2000 worth Coca-Cola Company shares that were purchased January 13, 2014, and have been continuously owned.

We are informing Coca-Cola Company that we offer the enclosed, **amended** Shareholder Resolution on behalf of Holy Land Principles, Inc. for consideration of stockholders at the 2017 Annual General Meeting.

We submit the enclosed**, amended** Resolution to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in Coca-Cola's 2017 Proxy Statement.

A letter from Wells Fargo, the custodial bank, verifying Holy Land Principles, Inc.'s continual ownership of over $2000 worth of Coca-Cola Company shares from January 13, 2014 will follow.

Holy Land Principles, Inc. will continue to hold at least $2000 worth of these Coca-Cola Company shares through the date of the 2017 Annual General Meeting.

We would be happy to discuss this initiative with you. Should Coca-Cola Company decide to implement the Holy Land Principles, we will withdraw the Resolution.

Please feel free to contact us at 202-488-0107 should you have any questions on this matter.

Sincerely,

Fr. Sean Mc Manus
President
Holy Land Principles, Inc.

Barbara J. Flaherty
Executive Vice President
Holy Land Principles, Inc.

Enclosures (1)

•Capitol Hill• P.O. Box 15128, Washington, D.C. 20003-0849•Tel: (202) 488-0107

Fax: (202) 488-7537• Email: Sean@HolyLandPrinciples.org • Barbara@HolyLandPrinciples.org

Website: www.HolyLandPrinciples.org

Holy Land Principles, Inc.'s Resolution

American Principles Following American Investment

BREAKDOWN OF COCA-COLA COMPANY'S WORKFORCE IN ISRAEL/PALESTINE

WHEREAS, **Coca-Cola Company** has operations in Israel/Palestine;

WHEREAS, achieving a lasting peace in the Holy Land—with security for Israel and justice for Palestinians— requires fairness in all aspects of society;

WHEREAS, although not all aspects of fairness can be immediately achieved in the current circumstances, we believe that it is possible at this time to achieve greater fairness in employment practices;

We believe that it is desirable for **Coca-Cola** to disclose the breakdown of its workforce there using the nine job categories which are utilized in the U.S. Department of Labor's EEO-1 Report (Equal Employment Opportunity): 1. Officials and managers; 2. Professionals; 3. Technicians; 4. Sales; 5. Office and clerical; 6. Craft Workers (skilled); 7. Operatives (semiskilled); 8. Laborers (unskilled); 9. Service workers.

THEREFORE, BE IT RESOLVED that the shareholders request **Coca-Cola** to prepare a report within four months of the annual meeting, at reasonable cost and omitting proprietary information, covering the following: A chart of employees in Palestine/Israel identifying the number who are Arab and non-Arab broken down by the nine EEO-1 job categories for each of the past three years.

SUPPORTING STATEMENT

The proponent believes that the **Coca-Cola Company** benefits by disclosing requested breakdown of its workforce to demonstrate that **Coca-Cola** practices fair employment in the Holy Land.

Please vote your proxy **FOR** these concerns.

•Capitol Hill• P.O. Box 15128, Washington, D.C. 20003-0849•Tel: (202) 488-0107

Fax: (202) 488-7537• Email: Sean@HolyLandPrinciples.org • Barbara@HolyLandPrinciples.org

Website: www.HolyLandPrinciples.org

Jane Kamenz

From: jkamenz@coca-cola.com
Sent: Friday, July 01, 2016 3:22 PM
To: 'barbara@holylandprinciples.org'; 'sean@holylandprinciples.org'
Cc: Jennifer Manning; Mark Preisinger
Subject: Holy Land Principles, Inc. deficiency notice letter (July 1, 2016)
Attachments: Attached Image

Dear Fr. McManus and Ms. Flaherty;

Please find attached an eligibility deficiency notice relating to the shareholder proposal which you submitted on behalf of Holy Land Principles, Inc. to The Coca-Cola Company on June 28, 2016.

Regards, Jane Kamenz



is happy to Share a Coke. with you
Anita Jane Kamenz
Securities Counsel
Office of the Secretary
One Coca-Cola Plaza
NAT 2136
Atlanta, GA 30313
Personalize and buy your own at ShareaCoke.com #ShareaCoke

7015 0640 0004 5647 4823

The Coca-Cola Company

A. Jane Kamenz
Securities Counsel
Office of the Secretary
Email: jkamenz@coca-cola.com

P.O. Box 1734
Atlanta, GA 30301
(404) 676-2187
Fax: (404) 598-2187

July 1, 2016

Via E-mail & Certified Mail, Return Receipt Requested

Fr. Sean McManus and Barbara J. Flaherty
Holy Land Principles, Inc.
Capitol Hill
P.O. Box 15128
Washington, D.C. 20003-0849

Dear Fr. McManus and Ms. Flaherty:

I am writing on behalf of The Coca-Cola Company (the "Company"). On June 28, 2016, we received via fax your letter dated June 28, 2016 in which you submitted a shareholder proposal on behalf of Holy Land Principles, Inc. (the "Proponent") for inclusion in the Company's proxy statement for its 2017 Annual Meeting of Shareowners (the "Submission"). A copy of the Submission is attached.

The Submission contains an eligibility deficiency which Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to bring to your attention. You did not include any information to prove that the Proponent has continuously held, for the one-year period preceding and including the date the Submission was submitted to the Company on June 28, 2016, shares of Company Common Stock having at least $2,000 in market value or representing at least 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list the Proponent as a registered holder of shares of Company Common Stock. Since the Proponent is not a registered holder of shares of Company Common Stock, you must establish the Proponent's ownership of Company stock by one of the means described in Rule 14a-8(b)(2) [Question 2]. *Staff Legal Bulletin No. 14F* (October 18, 2011) and *Staff Legal Bulletin No. 14G* (October 16, 2012) provide guidance on submitting proof of ownership.

Only banks and brokers that are Depository Trust Company (DTC) participants are viewed as "record" holders. To determine if the bank or broker holding the Proponent's shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. If the bank or broker holding the Proponent's shares is not a DTC participant, you also will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out the identity of this DTC participant by asking the Proponent's broker or

bank. If the DTC participant knows the Proponent's broker or bank's holdings, but does not know the Proponent's holdings, the Proponent can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the Proponent's shareholder proposal was submitted, the required amount of shares were continuously held for at least one year - one from the Proponent's broker or bank confirming the Proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

The requested information must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If the Proponent's requisite proof of ownership is not provided, we may exclude its shareholder proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8 and *Staff Legal Bulletin No. 14F* (October 18, 2011) and *Staff Legal Bulletin No. 14G* (October 16, 2012). To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@coca-cola.com; to reply by courier, please reply to my attention at NAT 2136, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2136, P.O. Box 1734, Atlanta, Georgia, 30301.

Please note that if timely and adequate proof of ownership is provided, the Company reserves the right to raise any substantive objections to the Proponent's shareholder proposal at a later date.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

A. Jane Kamenz
Securities Counsel

c: Jennifer Manning
Mark Preisinger

Enclosures

FROM THE OFFICE OF THE

HOLY LAND PRINCIPLES, INC.

•Capitol Hill• P.O. Box 15128, Washington, D.C. 20003-0849•Tel: (202) 488-0107

Fax: (202) 488-7537• Email: Sean@HolyLandPrinciples.org; Barbara@HolyLandPrinciples.org

DATE June 28, 2016

TO: Coca-Cola Company

ATTENTION Corporeate Secretary

FAX NUMBER 1-404-676-8409

NUMBER OF PAGES 3

(INCLUDING COVER)

COMMENTS: Holy LAND Principles, INC. is Filing an AMENded Shareholdee Resolution FOR inclusion IN Coca-cola's 2017 Proxy Material Lette and amended Resolution are included. Please acknowledge Receipt. Thank-you

B.J. Flaherty

Holy Land Principles

American principles following American investment

President, Fr. Sean Mc Manus • Executive Vice President, Barbara J. Flaherty

Corporate Secretary
Coca-Cola Company
P.O. Box 1734
Atlanta, Georgia 30301

June 28, 2016

SENT VIA USPS OVERNIGHT EXPRESS MAIL, FAX AND EMAIL

Dear Secretary,

We are the two executive officers of Holy Land Principles, Inc. who are duly authorized to act on its behalf. Holy Land Principles, Inc. owns over $2000 worth Coca-Cola Company shares that were purchased January 13, 2014, and have been continuously owned.

We are informing Coca-Cola Company that we offer the enclosed, **amended** Shareholder Resolution on behalf of Holy Land Principles, Inc. for consideration of stockholders at the 2017 Annual General Meeting.

We submit the enclosed**, amended** Resolution to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in Coca-Cola's 2017 Proxy Statement.

A letter from Wells Fargo, the custodial bank, verifying Holy Land Principles, Inc.'s continual ownership of over $2000 worth of Coca-Cola Company shares from January 13, 2014 will follow.

Holy Land Principles, Inc. will continue to hold at least $2000 worth of these Coca-Cola Company shares through the date of the 2017 Annual General Meeting.

We would be happy to discuss this initiative with you. Should Coca-Cola Company decide to implement the Holy Land Principles, we will withdraw the Resolution.

Please feel free to contact us at 202-488-0107 should you have any questions on this matter.

Sincerely,

Fr. Sean Mc Manus
Fr. Sean Mc Manus
President
Holy Land Principles, Inc.

Barbara J. Flaherty
Barbara J. Flaherty
Executive Vice President
Holy Land Principles, Inc.

Enclosures (1)

•Capitol Hill• P.O. Box 15128, Washington, D.C. 20003-0849•Tel: (202) 488-0107
Fax: (202) 488-7537• Email: Sean@HolyLandPrinciples.org • Barbara@HolyLandPrinciples.org
Website: www.HolyLandPrinciples.org

Holy Land Principles, Inc.'s Resolution

American Principles Following American Investment

BREAKDOWN OF COCA-COLA COMPANY'S WORKFORCE IN ISRAEL/PALESTINE

WHEREAS, **Coca-Cola Company** has operations in Israel/Palestine;

WHEREAS, achieving a lasting peace in the Holy Land—with security for Israel and justice for Palestinians— requires fairness in all aspects of society;

WHEREAS, although not all aspects of fairness can be immediately achieved in the current circumstances, we believe that it is possible at this time to achieve greater fairness in employment practices;

We believe that it is desirable for **Coca-Cola** to disclose the breakdown of its workforce there using the nine job categories which are utilized in the U.S. Department of Labor's EEO-1 Report (Equal Employment Opportunity): 1. Officials and managers; 2. Professionals; 3. Technicians; 4. Sales; 5. Office and clerical; 6. Craft Workers (skilled); 7. Operatives (semiskilled); 8. Laborers (unskilled); 9. Service workers.

THEREFORE, BE IT RESOLVED that the shareholders request **Coca-Cola** to prepare a report within four months of the annual meeting, at reasonable cost and omitting proprietary information, covering the following: A chart of employees in Palestine/Israel identifying the number who are Arab and non-Arab broken down by the nine EEO-1 job categories for each of the past three years.

SUPPORTING STATEMENT

The proponent believes that the **Coca-Cola Company** benefits by disclosing requested breakdown of its workforce to demonstrate that **Coca-Cola** practices fair employment in the Holy Land.

Please vote your proxy **FOR** these concerns.

•Capitol Hill• P.O. Box 15128, Washington, D.C. 20003-0849•Tel: (202) 488-0107

Fax: (202) 488-7537• Email: Sean@HolyLandPrinciples.org • Barbara@HolyLandPrinciples.org

Website: www.HolyLandPrinciples.org

the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement

released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to Paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we

will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to Paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Director Elections***: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes

that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that

information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to

accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC

participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act

on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by

the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

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Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder

has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies

should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may

be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or

indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Home | Previous Page Modified: 10/16/2012

Holy Land Principles

American principles following American investment

President, Fr. Sean Mc Manus ◆ Executive Vice President, Barbara J. Flaherty

Corporate Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, Georgia 30301

July 5, 2016

Dear Secretary,
We have included the Wells Fargo verification of assets letter to complete the required documents for the filing of Holy Land Principles, Inc.'s Coca-Cola Resolution.

Please acknowledge receipt of this letter.

Respectfully,

Barbara J. Flaherty

Barbara J. Flaherty

•Capitol Hill• P.O. Box 15128, Washington, D.C. 20003-0849•Tel: (202) 488-0107
Fax: (202) 488-7537• Email: Sean@HolyLandPrinciples.org • Barbara@HolyLandPrinciples.org
Website: www.HolyLandPrinciples.org

Wealth Brokerage Services
MAC H0005-035
One North Jefferson Avenue
Saint Louis, MO 63103

July 5, 2016

Holy Land Principles, Incorporated
Attn: Sean McManus
608 3rd Street Southwest
Washington DC 20024-3102

Dear Mr. McManus:

I am writing in response to your request regarding your investment account, number ending in ***FISMA & OMB Memorandum M-07-16***

Please see below the cost basis for the pertinent stock in question that is held in the above-mentioned account:

Number of Shares	Description	Purchase Date	Original Cost Basis	Current Value as of the Close of Business on July 1, 2016
250	Coca Cola Company	1/13/2014	$9,999.90	$11,280.00

Also, please note that the above-mentioned stock has been continuously held in the account from the time of purchase to date. If you have any questions or concerns, please feel free to contact our Client Services Team. You can reach one of our specialists at 800-359-9297, weekdays from 8 a.m. to 10 p.m. and Saturdays from 8 a.m. to 5 p.m., ET.

Sincerely,

Phalanda McMath

Phalanda McMath
Field Services – Inquiries

Exhibit B

Holy Land Principles, Inc. Shareholder Proposal, Included in Company's 2016 Proxy Materials

SHAREOWNER PROPOSALS

What am I voting on?

The following three proposals were submitted by shareowners. If the shareowner proponent, or a representative who is qualified under state law, is present and submits such proposal for a vote, then the proposal will be voted on at the Annual Meeting of Shareowners. Approval of each of the following proposals requires the affirmative vote of a majority of the votes cast by the holders of the shares of Common Stock voting in person or by proxy at the Annual Meeting of Shareowners. In accordance with federal securities regulations, we include the shareowner proposal plus any supporting statements exactly as submitted by the proponents. To make sure readers can easily distinguish between material provided by the proponent and material provided by the Company, we have put a box around material provided by the proponent.

Voting recommendation:

AGAINST each of the shareowner proposals.

ITEM 5 - SHAREOWNER PROPOSAL REGARDING HOLY LAND PRINCIPLES

Holy Land Principles, Inc., 608 3rd Street Southwest, Washington, DC 20024, owner of 250 shares of Common Stock, submitted the following proposal:

WHEREAS, The Coca Cola Company has operations in Palestine-Israel;

WHEREAS, achieving a lasting peace in the Holy Land — with security for Israel and justice for Palestinians — encourages us to promote a means for establishing justice and equality;

WHEREAS, fair employment should be the hallmark of any American company at home or abroad and is a requisite for any just society;

WHEREAS, Holy Land Principles Inc., a non-profit organization, has proposed a set of equal opportunity employment principles to serve as guidelines for corporations in Palestine-Israel.

These are:

1. Adhere to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on national, racial, ethnic or religious identity.
2. Identify underrepresented employee groups and initiate active recruitment efforts to increase the number of underrepresented employees.
3. Develop training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.
4. Maintain a work environment that is respectful of all national, racial, ethnic and religious groups.
5. Ensure that layoff, recall and termination procedures do not favor a particular national, racial, ethnic or religious group.
6. Not make military service a precondition or qualification for employment for any position, other than those positions that specifically require such experience, for the fulfillment of an employee's particular responsibilities.
7. Not accept subsidies, tax incentives or other benefits that lead to the direct advantage of one national, racial, ethnic or religious group over another.
8. Appoint staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles.

RESOLVED: Shareholders request the Board of Directors to:

Make all possible lawful efforts to implement and/or increase activity on each of the eight Holy Land Principles.

SUPPORTING STATEMENT

The proponent believes that The Coca Cola Company benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions.

Implementation of the Holy Land Principles — which are both pro-Jewish and pro-Palestinian – will demonstrate concern for human rights and equality of opportunity in its international operations.

Please vote your proxy **FOR** these concerns.

Statement Against Shareowner Proposal Regarding Holy Land Principles

It is important that shareowners understand that The Coca-Cola Company has a serious commitment to human rights, as outlined in our Human Rights Policy, and to providing equal opportunity employment, as is the stated purpose of this proposal.

The Company's practices around equal opportunity employment in all of its operations around the world already substantially comply with the practices outlined in the proposal. Our Human Rights Policy, Supplier Guiding Principles, as well as our commitment to diversity help to ensure that our policies and practices align to the content and spirit of these principles. Our Human Rights Policy and Supplier Guiding Principles are available on the Company website at *www.coca-colacompany.com/human-and-workplace-rights*.

Endorsing these principles for one geographic area could risk undermining the universality of our own Human Rights Policy. We believe our policies work best when they can be applied throughout our entire enterprise. Regionalizing our practices around matters such as equal employment does not seem to us to be an appropriate or prudent path. These principles may also require additonal reporting and metrics beyond our current practice, which would be time consuming and of little added value to our business or to our employees.

Because of our existing policies and practices, we believe the principles outlined in the proposal are unnecessary and burdensome. The Board does do not believe adoption of these principles is in the best interests of the Company, its employees or its shareowners.

The Board of Directors recommends a vote AGAINST the shareowner proposal regarding Holy Land Principles.

ITEM 6 - SHAREOWNER PROPOSAL REGARDING RESTRICTED STOCK

Elton Shepherd, ***FISMA & OMB Memorandum M-07-16*** , owner of 50,646 shares of Common Stock, submitted the following proposal:

Restricted Stock Is Free:

Established in 1983, Coca-Cola's Restricted Stock Program awards a select group of Senior Executives "restricted" shares of common stock.

Restricted shares generally do not "vest" for three years.

The cost of restricted stock is ***ZERO ...*** thus, ***restricted stock is free!***

Some awards, adjusted for subsequent stock splits, were extraordinary:

Former CEO Goizueta ……… 11,232,000 free restricted shares.

Former President Keough ……. 2,640,000 free restricted shares.

Coca-Cola Icon Robert Woodruff …….. 0 free restricted shares.

Source: Coca-Cola Proxy Statements.

Exhibit C

Current Report on Form 8-K for The Coca-Cola Company, filed on April 27, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 27, 2016

The Coca-Cola Company

(Exact name of registrant as specified in its charter)

Delaware	001-02217	58-0628465
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Coca-Cola Plaza Atlanta, Georgia	30313
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (404) 676-2121

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

(a) The Annual Meeting of Shareowners of the Company was held on Wednesday, April 27, 2016, in Atlanta, Georgia. The results of the matters submitted to a vote of the shareowners at the meeting are set forth below. Pursuant to Delaware law and the Company's By-Laws, abstentions and broker non-votes are not considered votes cast and do not affect the outcome of the votes. Therefore, only votes for and against each matter are included in the percentages below.

(b) Item 1. Election of Directors. Shareowners elected each of the persons named below as Directors for a term expiring in 2017 as follows:

	FOR	% FOR	AGAINST	% AGAINST	ABSTENTIONS	BROKER NON-VOTES
Herbert A. Allen	3,113,213,805	98.72	40,257,051	1.28	5,423,006	572,315,189
Ronald W. Allen	3,093,895,429	98.10	59,869,258	1.90	5,128,975	572,315,189
Marc Bolland	3,141,829,692	99.63	11,577,924	0.37	5,486,246	572,315,189
Ana Botín	3,106,097,139	98.56	45,297,828	1.44	7,508,152	572,315,189
Howard G. Buffett	3,127,828,314	99.17	26,090,125	0.83	4,984,609	572,315,189
Richard M. Daley	3,116,157,582	98.90	34,741,776	1.10	8,003,425	572,315,189
Barry Diller	2,892,902,334	91.79	258,710,622	8.21	7,291,611	572,315,189
Helene D. Gayle	3,127,691,312	99.16	26,337,185	0.84	4,874,727	572,315,189
Evan G. Greenberg	3,129,772,143	99.24	23,813,293	0.76	5,318,728	572,315,189
Alexis M. Herman	3,105,863,277	98.49	47,744,000	1.51	5,297,164	572,315,189
Muhtar Kent	3,050,167,693	97.12	90,325,119	2.88	18,411,448	572,315,189
Robert A. Kotick	3,141,019,072	99.62	11,838,288	0.38	6,048,243	572,315,189
Maria Elena Lagomasino	3,099,809,482	98.39	50,742,637	1.61	8,353,484	572,315,189
Sam Nunn	3,084,250,154	97.92	65,620,817	2.08	9,034,349	572,315,189
David B. Weinberg	3,140,282,449	99.60	12,572,005	0.40	6,051,149	572,315,189

Item 2. Advisory Vote to Approve Executive Compensation. Votes regarding the advisory vote to approve executive compensation were as follows:

Votes Cast For:	3,010,012,102	95.88%
Votes Cast Against:	129,277,739	4.12%
Abstentions:	19,615,208	
Broker Non-Votes:	572,315,189	

Item 3. Approval of the Material Terms of the Performance Incentive Plan of The Coca-Cola Company to Permit the Tax Deductibility of Certain Awards. Votes regarding the approval of the material terms of the Performance Incentive Plan of The Coca-Cola Company to permit the tax deductibility of certain awards were as follows:

Votes Cast For:	3,067,337,231	97.58%
Votes Cast Against:	76,073,559	2.42%
Abstentions:	15,489,043	
Broker Non-Votes:	572,315,189	

Item 4. Ratification of the Appointment of Ernst & Young LLP as Independent Auditors. Votes regarding the ratification of the appointment of Ernst & Young LLP as independent auditors of the Company to serve for the fiscal year ending December 31, 2016 were as follows:

Votes Cast For:	3,678,374,529	98.80%
Votes Cast Against:	44,804,593	1.20%
Abstentions:	8,025,717	
Broker Non-Votes:	N/A	

Item 5. Shareowner Proposal Regarding Holy Land Principles. Votes on a shareowner proposal regarding the Holy Land Principles were as follows:

Votes Cast For:	67,414,643	2.20%
Votes Cast Against:	2,991,025,109	97.80%
Abstentions:	100,463,104	
Broker Non-Votes:	572,315,189	

Item 6. Shareowner Proposal Regarding Restricted Stock. Votes on a shareowner proposal regarding restricted stock were as follows:

Votes Cast For:	88,189,092	2.81%
Votes Cast Against:	3,047,802,325	97.19%
Abstentions:	22,904,916	
Broker Non-Votes:	572,315,189	

Item 7. Shareowner Proposal Regarding Alignment between Corporate Values and Political and Policy Activity. Votes on a shareowner proposal regarding the alignment between corporate values and political and policy activity were as follows:

Votes Cast For:	61,162,531	2.05%
Votes Cast Against:	2,922,967,076	97.95%
Abstentions:	174,775,769	
Broker Non-Votes:	572,315,189	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COCA-COLA COMPANY
(REGISTRANT)

Date: April 27, 2016

By: /s/ Bernhard Goepelt
Bernhard Goepelt
Senior Vice President, General Counsel and
Chief Legal Counsel